UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         THE FIRST AMERICAN CORPORATION
                         ------------------------------
                                (Name of Issuer)


                      Common Stock, $1 par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                   318522307
                                   ---------
                                 (CUSIP Number)


                                 March 13, 2007
                                 --------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.: 318522307                                         Page 2 of 10 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         GLENVIEW CAPITAL MANAGEMENT, LLC

.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization


         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                5,312,800
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           5,312,800

.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         5,312,800
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)


         5.48% based on 96,876,600 shares outstanding as of February 22, 2007.
.................................................................................

12.      Type of Reporting Person:


         OO

CUSIP No.: 318522307                                         Page 3 of 10 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         GLENVIEW CAPITAL GP, LLC

.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization


         Delaware
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                5,103,200
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           5,103,200

.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         5,103,200
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         |_|
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)


         5.27% based on 96,876,600 shares outstanding as of February 22, 2007.
.................................................................................

12.      Type of Reporting Person:


         OO

                                  SCHEDULE 13G

CUSIP No.: 318522307                                         Page 4 of 10 Pages

.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).



         LAWRENCE M. ROBBINS
.................................................................................

2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ]
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization


         United States of America
.................................................................................

Number of       5.     Sole Voting Power                  None
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                5,312,800
Person With     ................................................................

                7.     Sole Dispositive Power             None
                ................................................................

                8.     Shared Dispositive Power           5,312,800

.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person


         5,312,800
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


         [  ]
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)


         5.48% based on 96,876,600 shares outstanding as of February 22, 2007.
.................................................................................

12.      Type of Reporting Person:


         IA

                                                             Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  The First American Corporation (the "Issuer").

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1 First American Way, Santa Ana, California 92707-5913.

Item 2(a)         Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Glenview  Capital  Management,   LLC  ("Glenview  Capital
Management");

                  ii) Glenview Capital GP, LLC ("Glenview Capital GP"); and

                  iii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), Glenview Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Fund"), Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital
Opportunity Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, Glenview Offshore Opportunity Fund, Glenview Capital Opportunity Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

                                                             Page 6 of 10 Pages

Item 2(c)         Citizenship:

                  i)  Glenview   Capital   Management  is  a  Delaware  limited
                  liability company;

                  ii) Glenview Capital GP is a Delaware limited liability company; and

                  iii) Mr. Robbins is a citizen of the United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $1 par value per share (the "Shares")

Item 2(e)         CUSIP Number:

                  318522307

Item 3 If This Statement is Filed Pursuant to ss ss 240 13d-1(b) or 240 13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable

Item 4            Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of March 22, 2007, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 5,312,800 Shares. This amount consists of: (A) 252,600 Shares held for the account of Glenview Capital Partners; (B) 3,091,700 Shares held for the account of Glenview Capital Master Fund; (C) 1,304,100 Shares held for the account of Glenview Institutional Partners; (D) 377,000 Shares held for the account of the GCM Little Arbor Master Fund; (E) 75,900 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 151,200 Shares held for the account of Glenview Capital Opportunity Fund; (G) 58,400 Shares held for the account of Glenview Offshore Opportunity Fund and (H) 1,900 Shares held for the account of GCM Little Arbor Partners.

                  As of March 22, 2007, Glenview Capital GP may be deemed to be the beneficial owner of 5,103,200 Shares. This amount consists of: (A) 252,600 Shares held for the account of Glenview Capital Partners; (B) 3,091,700 Shares held for the account of Glenview Capital Master Fund; (C) 1,304,100 Shares held for the account of Glenview Institutional Partners; (D) 377,000 Shares held for the account of the GCM Little Arbor Master Fund; (E) 75,900 Shares held for the account of GCM Little Arbor Institutional Partners; and (F) 1,900 Shares held for the account of GCM Little Arbor Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.48% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K, there were 96,876,600 shares outstanding as of February 22, 2007).

                  The number of Shares of which Glenview Capital GP may be deemed to be the beneficial owner constitutes approximately 5.27% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K, there were 96,876,600 shares outstanding as of February 22, 2007).

Item 4(c)         Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
-------------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                              0

(ii) Shared power to vote or direct the vote:                   5,312,800

(iii) Sole power to dispose or direct the disposition of:               0

(iv) Shared power to dispose or direct the disposition of:      5,312,800

Glenview Capital GP:
--------------------

(i) Sole power to vote or direct the vote:                              0

(ii) Shared power to vote or direct the vote:                   5,103,200

(iii) Sole power to dispose or direct the disposition of:               0

(iv) Shared power to dispose or direct the disposition of:      5,103,200

                                                             Page 7 of 10 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 8 of 10 Pages

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2007                GLENVIEW CAPITAL MANAGEMENT, LLC


                                    By:
                                           /s/ Lawrence M. Robbins
                                           -----------------------
                                    Name:  Lawrence M. Robbins
                                    Title: Chief Executive Officer


Date: March 23, 2007                GLENVIEW CAPITAL GP, LLC


                                    By:
                                           /s/ Lawrence M. Robbins
                                           -----------------------
                                    Name:  Lawrence M. Robbins
                                    Title: Chief Executive Officer



Date: March 23, 2007                LAWRENCE M. ROBBINS


                                    /s/ Lawrence M. Robbins
                                    -----------------------

                                                             Page 9 of 10 Pages

                                 EXHIBIT INDEX


Ex.                                                                  Page No.
---                                                                  --------

A        Joint Filing  Agreement,  dated March 23, 2007 by
         and among Glenview Capital Management,  LLC,
         Glenview Capital GP, LLC and Lawrence M. Robbins..             10

                                                            Page 10 of 10 Pages

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of The First American Corporation dated as of March 23, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: March 23, 2007                        GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                            Name:  Lawrence M. Robbins
                                            Title: Chief Executive Officer


Date: March 23, 2007                        GLENVIEW CAPITAL GP, LLC


                                            By:
                                                   /s/ Lawrence M. Robbins
                                                   -----------------------
                                            Name:  Lawrence M. Robbins
                                            Title: Chief Executive Officer


Date: March 23, 2007                        LAWRENCE M. ROBBINS


                                            /s/ Lawrence M. Robbins
                                            -----------------------